                                                                    Exhibit 99.3

                              BIOVAIL CORPORATION

                               2488 DUNWIN DRIVE
                              MISSISSAUGA, ONTARIO
                                    L5L 1J9

                        MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

    THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF BIOVAIL CORPORATION (THE "COMPANY") FOR USE AT THE ANNUAL MEETING OF HOLDERS OF THE COMPANY'S COMMON SHARES ("SHAREHOLDERS") TO BE HELD AT 2:00 P.M. (TORONTO TIME), AT THE METRO TORONTO CONVENTION CENTRE, ROOM 206DF, 255 FRONT STREET WEST, TORONTO, ONTARIO, CANADA, ON MONDAY, JUNE 25, 2001, AND AT ANY AND ALL ADJOURNMENTS THEREOF (THE "MEETING"). It is expected that the solicitation will be primarily by mail, possibly supplemented by telephone or other personal contact by regular employees of the Company. None of these individuals will receive extra compensation for such efforts. The Company may also pay brokers, investment dealers or nominees holding common shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals. The cost of the solicitation will be borne by the Company.

    No person is authorized to give any information or to make any representations other than those contained in this Management Information Circular and, if given or made, such information must not be relied upon as having been authorized.

    Except as otherwise indicated, information contained herein is given as at May 11, 2001 and except as otherwise indicated, all dollar amounts are expressed in U.S. dollars.

APPOINTMENT OF PROXY

    A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO ATTEND, ACT AND VOTE FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF, OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED IN THE FORM OF PROXY AND BY DELETING THE NAMES THEREIN.

    All common shares of the Company (hereinafter referred to as "common shares" or "shares") represented by properly executed proxies in favour of management's representatives, will be voted or withheld from voting, or voted for or voted against any matter, in accordance with the instructions of the Shareholder on any ballot that may be called for at the Meeting; if a choice is specified in respect of any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, THE SHARES WILL BE VOTED FOR SUCH MATTER, ALL AS MORE PARTICULARLY DESCRIBED IN THIS MANAGEMENT INFORMATION CIRCULAR.

    THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO ALL AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

    The enclosed form of proxy must be dated and executed by the Shareholder or his/her attorney authorized in writing, or if the Shareholder is a company, by an officer or attorney thereof duly authorized. If the form of proxy is executed by an attorney, the authority of the attorney to act must accompany the form of proxy. The form of proxy must be received by the Company's Registrar and Transfer Agent,

CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 (facsimile (416) 368-2502) on or before the close of business on the business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

REVOCATION OF PROXIES

    Pursuant to Section 110(4) of the Business Corporations Act, (Ontario) (the "OBCA"), any Shareholder giving a proxy may revoke a proxy by instrument in writing executed by the Shareholder or by his/her attorney authorized in writing, or if the Shareholder is a company, by an officer or attorney thereof duly authorized and deposited with the Company, at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, or with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 (facsimile (416) 368-2502) on or before the close of business of the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting, or in any other manner permitted by law.

    All matters to be submitted to the Shareholders at the Meeting, unless otherwise stated herein, require a favourable majority of the votes cast by the holders of common shares of the Company at the Meeting for approval.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

    Except as set out herein and except insofar as they may be Shareholders, no director or officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

                  COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

    The holders of common shares of the Company will be entitled to vote at the Meeting on all matters. Pursuant to Section 100(2) of the OBCA each Shareholder at the close of business on May 18, 2001 (the "Record Date") is entitled to one
(1) vote for each such share held, except to the extent that such shares may have been transferred after the Record Date and the transferee produces properly endorsed share certificates or otherwise establishes that he/she owns the shares and demands, not later than ten (10) days before the Meeting, that the Company's Transfer Agent, CIBC Mellon Trust Company at 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6, include his/her name on the list of Shareholders. As at May 11, 2001, 132,217,887 common shares of the Company were issued and outstanding.

    To the knowledge of the directors and senior officers of the Company, at May 11, 2001, the following was the only person who beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company carrying more than ten percent of the voting rights attached to all common shares of the Company:


                                     APPROXIMATE NUMBER OF COMMON
                                     SHARES BENEFICIALLY OWNED,
                                     DIRECTLY OR INDIRECTLY, OR OVER      PERCENTAGE OF
                                     WHICH CONTROL OR DIRECTION IS        OUTSTANDING COMMON
NAME OF SHAREHOLDER                        EXERCISED                      SHARES REPRESENTED
Eugene N. Melnyk                                 24,912,496                      18.8%

                     PARTICULARS OF ITEMS TO BE ACTED UPON

1.  ELECTION OF DIRECTORS

    The articles of the Company currently provide that the Board of Directors shall consist of a minimum of three (3) and a maximum of twenty (20). The number of directors proposed to be elected at the meeting is seven (7), all of whom are nominated and listed below. Each of the proposed nominees has held the principal occupation referred to in the table below for the preceding 5 years.

    UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE FOLLOWING NOMINEES, ALL OF WHOM ARE NOW DIRECTORS AND HAVE BEEN SINCE THE DATES INDICATED.

    Management does not contemplate that any nominee will be unable to serve as a director, but, if such an event should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless authority to vote the proxy for the election of directors has been withheld. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the by-laws of the Company.

    The Company does not have an Executive Committee of its Board of Directors, but is required pursuant to Section 158(1) of the OBCA to have, and does have, an Audit Committee comprised of Messrs. Wilfred G. Bristow, Roger Rowan and Paul Haddy.

    The following table and notes thereto state the names of all persons proposed to be nominated by management for election as a director, all offices with the Company currently held by them, their principal occupation or employment, the year in which they first became a director of the Company and the approximate number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at May 11, 2001:


                                                                                 NUMBER OF COMMON
                                                                                 SHARES BENEFICIALLY
                                                                                 OWNED, DIRECTLY OR
                                                                      YEAR       INDIRECTLY, OR OVER
                                       PRESENT PRINCIPAL OCCUPATION  FIRST       WHICH CONTROL OR
                                       OR EMPLOYMENT; POSITION WITH  BECAME A     DIRECTION IS
NAME, ADDRESS                                    COMPANY             DIRECTOR    EXERCISED(1)(2)
Eugene N. Melnyk(3)                    Chairman of the Board of
Barbados, WI                           Directors of the Company        1994          24,912,496
Bruce Brydon                           Chief Executive Officer of
Milton, Ontario                        the Company                     1995             272,000
Rolf Reininghaus                       Senior Vice President,
Mississauga, Ontario.................  Corporate and Strategic
                                       Development, of the Company     1994             690,156
Wilfred G. Bristow(4)(5)               Vice-President, Nesbitt
Campbellville, Ontario...............  Burns Inc. (investment
                                       banking firm)                   1994            --
Robert Vujea                           President, R&D Chemical
Grand Rapids, Michigan...............  Corporation                     1997              20,000
Roger Rowan(4)                         President and Chief
Toronto, Ontario.....................  Operating Officer, Watt
                                       Carmichael Inc. (investment
                                       banking firm)                   1997           1,214,668
Paul W. Haddy(4)                       Chairman and Chief Executive
Barbados, WI.........................  Officer, London Life Bank
                                       and Trust Company               2000            --

Notes:

(1) Information with respect to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, has been provided by the respective nominees.

(2) Each of the above-noted directors holds options to purchase common shares of the Company as of May 11, 2001 as follows: Eugene N. Melnyk -- 4,380,000; Rolf Reininghaus -- 270,000; Wilfred Bristow -- 20,000; Robert
    Vujea -- 30,000; Roger Rowan -- 80,000; Paul Haddy -- 20,000; which common shares are not included in the above table.

(3) See "Common Shares and Principal Holders Thereof".

(4) Member of the Audit Committee.

(5) Mr. Bristow holds 7,500 warrants to purchase 30,000 common shares of the Company and also holds 5,500 of the Company's 6.75% Convertible Subordinated Preferred Equivalent Debentures.

2.  APPOINTMENT OF AUDITORS

    The persons named in the form of proxy which accompanies this Management Information Circular intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants, as the auditors of the Company, to hold office until its successor is appointed and to authorize the directors of the Company to fix the remuneration of the auditors, unless the Shareholder has specified in the form of proxy that the shares represented by such form of proxy are to be withheld from voting in respect thereof. Ernst & Young LLP, Chartered Accountants, have been the auditors of the Company since July 22, 1999.

    The Audit Committee of the Board of Directors of the Company and the directors of the Company recommend that Ernst & Young LLP, Chartered Accountants, be reappointed as the auditors of the Company.

3.  MISCELLANEOUS

    The management of the Company knows of no amendments, variations or other matters which are likely to be brought before the Meeting. HOWEVER, IF ANY AMENDMENTS, VARIATIONS, OR OTHER MATTERS OF WHICH THE MANAGEMENT IS NOT NOW AWARE ARE PROPERLY PRESENTED TO THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SAID PROXIES IN ACCORDANCE WITH THEIR JUDGMENT ON SUCH MATTERS.

                             EXECUTIVE COMPENSATION

    The following table sets forth the compensation information for each of the last three fiscal years for the Chief Executive Officer and the four other most highly compensated executive officers of the Company who served as executive officers at the end of 2000 ("Named Executive Officers"). This information includes the U.S. dollar value of base salaries, performance bonus awards, long-term incentive compensation payments, and certain other compensation.

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION                LONG-TERM COMPENSATION
                                           -------------------------------   -------------------------------------
                                                                                      AWARDS             PAYMENTS
                                                                             ------------------------   ----------
                                                                   OTHER     SECURITIES   RESTRICTED
                                                                  ANNUAL       UNDER       SHARES OR                 ALL OTHER
                                                                  COMPEN-     OPTIONS     RESTRICTED       LTIP       COMPEN-
NAME AND                                    SALARY     BONUS     SATION(2)   GRANTED(3)   SHARE UNITS    PAYOUTS     SATION(2)
PRINCIPAL POSITION                YEAR     (U.S.$)    (U.S.$)     (U.S.$)       (#)         (U.S.$)      (U.S.$)      (U.S.$)
------------------------------  --------   --------   --------   ---------   ----------   -----------   ----------   ---------
Eugene N. Melnyk                  2000     502,404    125,000       --         900,000       --             --          --
Chairman                          1999     456,731      --          --         240,000       --             --          --
of the Board                      1998     415,210      --          --          --           --             --          --
Bruce D. Brydon(1)                2000     275,763    241,193       --          --           --             --          --
Chief Executive Officer           1999     259,273      --          --          --           --             --          --
                                  1998     266,033      --          --          --           --             --          --
Robert A. Podruzny(1)             2000     213,413    120,317       --          30,000       --             --          --
Senior Vice President             1999     221,728     20,759       --         240,000       --             --          --
                                  1998     134,700     25,754       --          --           --             --          --
Kenneth C. Cancellara(1)          2000     200,079      --          --          45,000       --             --          --
Senior Vice President             1999     207,870      --          --         240,000       --             --          --
and General Counsel               1998     168,375                  --          --           --             --          --
Rolf K. Reininghaus(1)            2000     152,548    120,317       --          30,000       --             --          --
Senior Vice President             1999     158,495     34,601       --         240,000       --             --          --
                                  1998     118,536      --          --          --           --             --          --

Notes:

(1) The amount of compensation paid to the Named Executive Officers was determined and paid by the Company. Other than in respect of Mr. Melnyk, these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 2000 -- .6669; 1999 -- .6929; and 1998 -- .6735.

(2) Perquisites and other personal benefits for Named Executive Officers did not exceed the minimum threshold disclosure level in 2000.

(3) All share and option amounts have been adjusted to give effect to the 2 for 1 stock splits completed in December 1999 and October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993. With the exception of certain options granted in January and December 1999, all options are for a term of 7 years and become exercisable as to a maximum of 25% on each of the first, second, third and fourth anniversaries of the date of grant. 480,000 options were granted in January 1999 and are for a term of 5 years and become exercisable 26 months from the date of grant. A further 480,000 options were granted in December 1999 and are for a term of 7 years and become exercisable during a period commencing 12 to 15 months from the date of grant. Upon a change of control of Biovail Corporation, the Company has agreed to accelerate the vesting of the 480,000 options granted in January 1999 and to pay a cash bonus equal to the exercise price of all such options, which must be used to purchase shares.

STOCK OPTION PLAN

    Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the Shareholders at the Special Meeting held on March 28, 1994, the Company may grant to directors, officers, key employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide incentives to certain of the Company's directors, officers, key employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock splits completed in December 1999 and October 2000, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the shares are traded on the New York Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

    As at March 31, 2001, the Company has granted an aggregate of 9,414,780 options which are outstanding at exercise prices ranging from $2.96 to $40.00 per share. The options are exercisable on various dates up to January 15, 2008.

    The following tables provide information on those options granted and exercised during 2000 and held at the end of 2000 by the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                             MARKET VALUE OF
                                                                             SECURITIES
                       SECURITIES        % OF TOTAL                          UNDERLYING OPTIONS
                       UNDER OPTIONS     OPTIONS GRANTED   EXERCISE PRICE      ON THE
                         GRANTED         TO EMPLOYEES IN     (U.S.           DATE OF GRANT
        NAME              #(1)             PERIOD          $/SECURITY)       (U.S.$/SECURITY)      EXPIRATION DATE
Eugene Melnyk (2)          600,000            26.6%             22.50           22.25             January 04, 2007
             (3)           300,000            12.8%             36.00           35.74             December 22, 2007
Bruce Brydon               --                --                --                --                      --
Robert Podruzny (3)         30,000             1.3%             36.00           35.74             December 22, 2007
Kenneth Cancellara          45,000             1.9%             36.00           35.74             December 22, 2007
  (3)
Rolf Reininghaus (3)        30,000             1.3%             36.00           35.74             December 22, 2007

Notes:

(1) The options were granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purchase of Common Shares of the Company and are for a term of 7 years.

(2) The options become exercisable as to a maximum of 25% on March 1st of 2001, 2002, 2003 and 2004 respectively.

(3) The options become exercisable as to a maximum of 25% on March 1st of 2002, 2003, 2004 and 2005 respectively.

       AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES


                                                                               VALUE OF UNEXERCISED
                             SECURITIES                UNEXERCISED OPTIONS     IN-THE-MONEY OPTIONS
                             ACQUIRED    AGGREGATE     AT FISCAL YEAR-END         FISCAL YEAR-END
                                ON         VALUE          EXERCISABLE/             EXERCISABLE/
                             EXERCISE     REALIZED        UNEXERCISABLE         UNEXERCISABLE(1)(2)
           NAME                (#)        (U.S.$)              (#)                    (U.S.$)
Eugene N. Melnyk              900,000    26,590,803   2,160,000 / 2,220,000   83,894,400 / 86,224,800
Bruce D. Brydon               176,000     4,260,278          -- / --                  -- / --
Robert A. Podruzny             43,200       747,809     55,200 / 270,000      2,142,968 / 10,486,800
Kenneth C. Cancellara         126,600     2,799,684       -- / 285,500            -- / 11,069,400
Rolf K. Reininghaus           420,000     8,245,858       -- / 270,000            -- / 10,486,800

Notes:

(1) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company, on the New York Stock Exchange on December 31, 2000 (U.S.$38.84), less the exercise price of in-the-money options.

(2) All share and option amounts have been adjusted to give effect to the 2 for 1 stock splits completed in December 1999 and October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993. With the exception of certain options granted in January and December 1999, all options are for a term of 7 years and become exercisable as to a maximum of 25% on each of the first, second, third and fourth anniversaries of the date of grant. 480,000 options were granted in January 1999 and are for a term of 5 years and become exercisable 26 months from the date of grant. A further 480,000 options were granted in December 1999 and are for a term of 7 years and become exercisable during a period commencing 12 to 15 months from the date of grant. Upon a change of control of Biovail Corporation, the Company has agreed to accelerate the vesting of the 480,000 options granted in January 1999 and to pay a cash bonus equal to the exercise price of all such options, which must be used to purchase shares.

PERFORMANCE GRAPH

    The following graph compares the yearly percentage change in the cumulative shareholder return on the Company's common shares compared to the cumulative total return of the Toronto Stock Exchange, 300.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

      BIOVAIL COMMON  TSE 300 INDEX
1994          100.00         100.00
1995          974.42         114.53
1996          972.56         146.99
1997        1,534.88         169.01
1998        1,618.60         166.33
1999        3,767.44         219.08
2000        6,519.07         235.32

    Index for the past six years, assuming Cdn$100 investment on December 31, 1994.


AS AT DECEMBER 31,                 1994       1995       1996        1997       1998       1999       2000
Biovail Common................   100.00     974.42     972.56    1,534.88   1,618.60   3,767.44   6,519.07
TSE 300 Index.................   100.00     114.53     146.99      169.01     166.33     219.08     235.32

COMPENSATION COMMITTEE

    The Company does not have a compensation committee. The duties of such a committee are carried out by the Board of Directors. The Board of Directors meets on compensation matters as and when required with respect to executive compensation.

REPORT ON EXECUTIVE COMPENSATION

    Compensation for executive officers (including the CEO) is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the below referenced objectives.

    It is the responsibility of the Board of Directors to determine the level of compensation in respect of the Company's senior executives (including the CEO) with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the corporate, divisional and personal objectives and enhancement of shareholder value through increases in the stock price resulting from increases in sales revenue, cost efficient production and enhanced annual cash flow.

    In establishing the levels of base salary, the award of stock options and performance bonuses the Board of Directors takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

                                             Submitted by the Board of Directors

PLANS

    The Company does not have any plan pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year or pursuant to which cash or non-cash compensation is proposed to be paid or distributed to executive officers in a future year, other than the Plan described under the headings "Stock Option Plan" and "Executive Compensation".

    The Company's Employee Stock Purchase Plan ("EPP") was established in 1997 and approved by the shareholders at the Special Meeting held on January 1, 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP taking into consideration the 2 for 1 stock splits completed in December, 1999 and October, 2000 shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that will administer the EPP, the Company may issue shares directly from treasury or purchase shares in the market from time to time to satisfy the obligation under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or renumeration to be received during any purchase period. The purchase price shall be 90% of the fair value per share of stock on the date on which the eligible period ends.

    As of March 31, 2001 the Company had issued 30,416 shares pursuant to the EPP, of which 5,090 were issued in 2000 and 2,130 in 2001.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

    The Company maintains insurance for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $25,000,000. The policy governing such insurance is subject to standard exclusions and limitations. During the 2000 fiscal year the amount of the premiums paid in respect of such insurance was $257,310.

REMUNERATION OF DIRECTORS

    Certain directors who are not officers or employees of the Company receive an annual fee of $2,900 and a participation fee of $370 for each meeting of the Board of Directors attended. All directors are reimbursed for expenses incurred in connection with attending Board of Directors meetings. Directors also have been granted stock options pursuant to the terms of the Company's Stock Option Plan. During 2000, 1,085,000 options were granted to directors of the Company, of which 1,005,000 were awarded to Named Executive Officers and 80,000 were awarded to unrelated directors.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

    None of the directors, executive officers or senior officers was indebted to the Company during the most recently completed financial year.

    In March 2001, the Company authorized the making of a loan to an executive officer of the Company; the loan shall not bear interest until the first day of March 2004. Thereafter, the loan will bear interest equal to the Company's rate for borrowing. The loan is due on the earlier of termination of employment or March 31, 2008. The following table contains the particulars of outstanding indebtness:

   TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS


                                                          LARGEST      AMOUNT
                                                           AMOUNT     OUTSTANDING
                                             INVOLVEMENT OUTSTANDING   AS AT
                                             OF ISSUER     DURING     MAY 11,
                                               OR           2000        2001       SECURITY FOR
        NAME AND PRINCIPAL POSITION          SUBSIDIARY   (U.S.$)     (U.S.$)      INDEBTEDNESS
                                                                                    Mortgage /
                                                                                     charge on
William S. Poole                                                                     personal
President, North American Pharmaceuticals     Lender            Nil   600,000        residence

                             EMPLOYMENT AGREEMENTS

    Eugene Melnyk, as Chairman of the Board of the Company, pursuant to a Management Agreement, effective February 1, 1992, receives annual compensation for services in the amount of $530,538, which amount is subject to 10% annual increases during the term of the Management Agreement, and is reimbursed for business related expenses. The Management Agreement will continue automatically for renewal periods of one year unless terminated by either the Company or Mr. Melnyk upon prior written notice.

    Bruce Brydon, as Chief Executive Officer and Director, pursuant to an Employment Agreement effective January 1, 1999, receives an annual salary of Cdn $434,500 plus business expenses. The Employment Agreement is terminable by the Company and/or Mr. Brydon upon 90 days' written notice.

    Robert Podruzny, Senior Vice President and Director, pursuant to an Employment Agreement made as of January 8, 1996, receives an annual salary of Cdn $320,000, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement is terminable by the Company, and/or Mr. Podruzny upon three months' written notice.

    Kenneth Cancellara, as Senior Vice President and General Counsel, pursuant to an Employment Agreement made as of January 10, 1996, receives an annual salary of Cdn $300,000, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement has a term of five years, expiring in March, 2001 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Cancellara upon 90 days' prior notice.

    Rolf Reininghaus, as Senior Vice President and Director, pursuant to an Employment Agreement made as of February 1, 1992, as amended, receives an annual salary of Cdn $228,742, subject to a cost of living adjustment, a bonus at the discretion of the Board of Directors as well as reimbursement of business expenses and an automobile allowance. The Employment Agreement is terminable by the Company upon one year's written notice and is terminable by Mr. Reininghaus upon two months' prior written notice.

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CORPORATE GOVERNANCE PRACTICES

    The principles set out below contain a description of the Company's corporate governance practices, as approved by the Board of Directors. The Board of Directors of the Company believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company. The system of corporate governance should reflect the Company's particular circumstances, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all shareholders.

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MANDATE OF THE BOARD

    There is no specific written mandate of the Board of Directors of the Company other than the corporate standard of care set out in OBCA, the governing corporate legislation of the Company. The OBCA states that each director and officer of a corporation, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board of Directors of the Company assumes responsibility for stewardship of the Company, including:

    (a) adoption of a strategic planning process;

    (b) the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

    (c) succession planning, including appointing, training and monitoring senior management;

    (d) a communications policy for the Company; and

    (e) the integrity of the Company's internal control and management information systems.

    Although the Board of Directors supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to the Company's executive officers, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.

    In order to carry out the foregoing responsibilities the Board of Directors meets quarterly and otherwise as required by circumstances.

COMPOSITION OF THE BOARD

    The Board of Directors of the Company currently consists of eight individuals, four of whom are officers of the Company and, as such, may be considered to be "related" directors. The remaining directors are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. The Company believes that the number of unrelated directors is adequate to present a point of view independent of management. Each of the nominated directors of the Company, except for Mr. Haddy, have a minority interest in the common shares or other securities of the Company, as set out under the heading "Election of Directors". Management is of the view that minority shareholders are adequately represented on the Board of Directors.

    The Company and its Board operate in such a way that efficiency is created by the consideration of certain matters directly by the Board instead of by Board committees. The Company believes that the nature of the relationships of the related directors of the Board would not adversely affect their independence or ability to act in the best interests of the Company.

    The members of the Company's audit committee are Paul Haddy, Wilfred Bristow and Roger Rowan all of whom are unrelated directors. The Company's audit committee is appointed by the Board of Directors annually. The audit committee meets as required with management and the independent auditors to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The audit committee, among other things, reviews matters related to the quality of audits and financial reporting and maintains practices intended to preserve the independence of the Company's auditors. The independent auditors have the right to request a meeting with the audit committee at any time. The audit committee reviews the financial statements, the independent auditors' report, the annual and quarterly reports to the shareholders, as well as any public disclosure document which contains

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financial information and reports thereon to the Board of Directors prior to the
Board approving such information for public disclosure.

DECISIONS REQUIRING PRIOR BOARD APPROVAL

    The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. The annual budget is reviewed regularly by the Board of Directors as a key roadmap to assess performance and progress. Decisions which would affect the budget require prior board approval. This procedure is favoured over the use of formal mandates which may serve to inhibit management initiatives. Less significant activities which can be addressed by management are often reported to the Board of Directors, with whom management has a good working relationship.

RECRUITMENT OF NEW DIRECTORS AND PERFORMANCE ENHANCING MEASURES

    There are no formal procedures in place for recruiting new directors or to address other performance enhancing measures. The size of the Board, the nature of the business conducted by the Company and the familiarity of all Board members with the business are such that the directors believe that a less formal approach is adequate.

    The Board reviews annually the adequacy and form of Directors' compensation. The Company believes that current compensation, comprising annual and participation fees and stock options, reflects the responsibilities and risks involved and is appropriate to the Company's particular circumstances.

    To date, due to the size and nature of the Company, the Board has not constituted a committee composed exclusively of outside directors, a majority of whom are unrelated directors, to assess the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

SHAREHOLDER FEEDBACK AND CONCERNS

    The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. In particular, the Company takes special efforts to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner. The Company has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.

BOARD EXPECTATIONS OF MANAGEMENT

    The Board of Directors expects management to operate the business in accordance with the mandate referred to above and to achieve maximum shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed on a continuous basis by the Board.

OUTSIDE ADVISORS

    The Board has not adopted a system which would enable an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances.

    Given the considerations noted above, the Company's approach to corporate governance differs in certain respects from the proposed guidelines for effective corporate governance of The Toronto Stock Exchange (the "Guidelines"). The Board of Directors believes that the existing corporate governance structure is appropriate in the circumstances and the Company is in the process of examining its own requirements and procedures in order to determine the appropriateness of its current systems and procedures in the context of the Guidelines.

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                         APPROVAL OF BOARD OF DIRECTORS

    The undersigned hereby certifies that the contents of this Management Information Circular and the Notice of Meeting, and the sending of each to the Shareholders, directors and auditors of the Company, have been approved by the Board of Directors of the Company.

Dated at Toronto this 18th day of May, 2001

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        KENNETH C. CANCELLARA

                                        Secretary

    Non-registered shareholders who wish to be placed on the Company's supplemental mailing list for interim reports are also requested to complete, sign and return the enclosed request form to The CIBC Mellon Trust Company.

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